UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 21)*

                             The Box Worldwide, Inc.
                      (f/k/a/ Video Jukebox Network, Inc.)
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                                     92656G 10 8
                                 (CUSIP Number)

John G. Igoe, Esq. Edwards & Angell 250 Royal Palm Way Palm Beach, Florida 33480
(561) 833-7700 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 August 12, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      CEA Investors Partnership II, Ltd.
      Employer I.D. No.: 59-2881170

2.    Check the appropriate box if a member of a group*
                                                                         (a) [X]
                                                                         (b) [ ]

3.    SEC Use Only


4.    Source of Funds*

      00

5.    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                                [ ]


6.    Citizenship or Place of Organization

      Florida

     Number of Shares Beneficially        7.     Sole Voting Power
     Owned By Each Reporting Person With         -0-
                                          8.     Shared Voting Power
                                                 12,242,655
                                          9.     Sole Dispositive Power
                                                 -0-
                                          10.    Shared Dispositive Power
                                                 9,013,845

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      14,210,419

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                                        [X]

13.   Percent of Class Represented by Amount in Row (11)

      59.2%

14.   Type of Reporting Person*

      PN (Limited)


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      CEA Investors, Inc.
      Employer I.D. No.: 59-2827410

2.    Check the appropriate box if a member of a group*
                                                                         (a) [X]
                                                                         (b) [ ]

3.    SEC Use Only



4.    Source of Funds*

      00


5.    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                                [ ]


6.    Citizenship or Place of Organization

      Florida

     Number of Shares Beneficially        7.     Sole Voting Power
     Owned By Each Reporting Person With         -0-
                                          8.     Shared Voting Power
                                                 12,255,280
                                          9.     Sole Dispositive Power
                                                 -0-
                                          10.    Shared Dispositive Power
                                                 9,026,470

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      14,210,419

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                                        [X]

13.   Percent of Class Represented by Amount in Row (11)

      59.2%

14.   Type of Reporting Person*

      CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      J. Patrick Michaels, Jr.
      Social Security No.:  ###-##-####

2.    Check the appropriate box if a member of a group*
                                                                         (a) [X]
                                                                         (b) [ ]

3.    SEC Use Only


4.    Source of Funds*

      00

5.    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                                [ ]


6.    Citizenship or Place of Organization

      United States

     Number of Shares Beneficially        7.     Sole Voting Power
     Owned By Each Reporting Person With         71,584
                                          8.     Shared Voting Power
                                                 12,255,280
                                          9.     Sole Dispositive Power
                                                 71,584
                                          10.    Shared Dispositive Power
                                                 9,026,470

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      14,210,419

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                                        [X]

13.   Percent of Class Represented by Amount in Row (11)

      59.2%

14.   Type of Reporting Person*

      IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.    Name of reporting person
      S.S. or I.R.S. Identification No. of above person

      StarNet/CEA II Partners
      Employer I.D. No.: 59-3197398

2.    Check the appropriate box if a member of a group*
                                                                         (a) [X]
                                                                         (b) [ ]

3.    SEC Use Only



4.    Source of Funds*

      WC

5.    Check Box if Disclosure of Legal Proceedings is
      Required Pursuant to Items 2(d) or 2(e)                                [ ]


6.    Citizenship or Place of Organization

      Delaware

     Number of Shares Beneficially        7.     Sole Voting Power
     Owned By Each Reporting Person With         -0-
                                          8.     Shared Voting Power
                                                 12,242,655
                                          9.     Sole Dispositive Power
                                                 -0-
                                          10.    Shared Dispositive Power
                                                 9,013,845

11.   Aggregate Amount Beneficially Owned by Each Reporting Person

      14,210,419

12.   Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares*                                                        [X]

13.   Percent of Class Represented by Amount in Row (11)

      59.2%

14.   Type of Reporting Person*

      PN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 21 ("Amendment") to the Statement on Schedule 13D dated July 7, 1993 (the "July 1993 Statement"), as amended by Amendment No. 1 thereto dated August 9, 1993 ("Amendment No. 1") and as amended by Amendment No. 2 thereto dated September 10, 1993 ("Amendment No. 2") and as amended by Amendment No. 3 thereto dated September 13, 1993 ("Amendment No. 3") and as amended by Amendment No. 4 thereto dated December 20, 1993 ("Amendment No. 4") and as amended by Amendment No. 5 thereto dated January 11, 1994 ("Amendment No. 5") and as amended by Amendment No. 6 thereto dated February 10, 1994 ("Amendment No. 6") and as amended by Amended by Amendment No. 7 thereto dated February 23, 1994 ("Amendment No. 7") and as amended by Amendment No. 8 thereto dated March 9, 1994 ("Amendment No. 8") and as amended by Amendment No. 9 thereto dated May 10, 1994 ("Amendment No. 9") and as amended by Amendment No. 10 thereto dated July 8, 1994 ("Amendment No. 10") and as amended by Amendment No. 11 thereto dated July 28, 1994 ("Amendment No. 11") and as amended by Amendment No. 12 thereto dated August 10, 1994 ("Amendment No. 12") and as amended by Amendment No. 13 thereto dated December 16, 1994 ("Amendment No. 13") and as amended by Amendment No. 14 thereto dated September 14, 1995 ("Amendment No. 14") and as amended by Amendment No 15 thereto dated January 30, 1996 ("Amendment No. 15") and as amended by Amendment No. 16 thereto dated May 22, 1996 ("Amendment No. 16") and as amended by Amendment No. 17 thereto dated June 12, 1996 ("Amendment No. 17") and as amended by Amendment No. 18 thereto dated June 25, 1996 ("Amendment No. 18") and as amended by Amendment No. 19 thereto dated July 9, 1996 ("Amendment No. 19") and as amended by Amendment No. 20 thereto dated July 21, 1997 ("Amendment No. 20")(the July 1993 Statement as amended by Amendment Nos. 1 through 20 is referred to as the "Original Statement"), is jointly filed by the persons listed on the execution pages hereof (the "Reporting Persons") pursuant to the Joint Filing Agreement filed as Exhibit 1 to Amendment No. 12.

     This Amendment is filed by the Reporting Persons subsequent to filing by CEA Investors Partnership II, Ltd., CEA Investors, Inc., and J. Patrick Michaels, Jr. ("Michaels") (the "CEA Group") of Amendment No. 1 dated July 7, 1993, to the Schedule 13D dated June 18, 1993 filed by the CEA Group. The CEA Group's Schedule 13D dated June 18, 1993 and its exhibits, as amended by Amendment No. 1 dated July 7, 1993 and its exhibits as well as the Original Statement and its exhibits are incorporated herein by reference. Capitalized terms not defined herein shall have the meanings defined in the Original Statement.

     This Amendment relates to the common stock, par value $.001 per share (the "Common Stock") of The Box Worldwide, Inc. (formerly known as Video Jukebox Network, Inc.), a Florida corporation (the "Company"), and is filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Act").

     This Amendment is filed to disclose the execution of a voting agreement by and among Michaels, StarNet/CEA II Partners, H.F. Lenfest and TCI Music, Inc.("TCIM") dated as of August 12, 1997 ("Voting Agreement"), whereby each such shareholder has agreed to vote or caused to be voted shares of the Company's Common Stock which it or he beneficially owns in favor of the proposed merger between the Company and TCIM, subject to the conditions and terms of the Voting Agreement. The Voting Agreement was entered into in connection with the definitive merger agreement, dated as of August 12, 1997 ("Merger Agreement") between the Company and TCIM. The Merger and other actions contemplated by the Merger Agreement are collectively referred to in this Amendment No. 21 as the "Proposed Transaction."

    Except as specifically modified, amended or supplemented by this Amendment all of the information in the Original Statement is hereby confirmed.

Item 6 of the Original Statement is amended and supplemented as follows:

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The Company and TCIM have entered into the Merger Agreement pursuant to which TCIM has agreed to acquire all 25,668,448 of the issued and outstanding shares of the Company's common stock (assuming conversion of outstanding preferred stock into 1,666,667 shares of common stock) at an effective price of $1.50 per share in exchange for shares of TCIM Preferred Stock, convertible into shares of Series A Common Stock of TCIM, through a merger of the Company into a newly formed wholly owned subsidiary of TCIM, on the terms and conditions set forth in the Merger Agreement. All references herein to provisions of the Voting Agreement and Merger Agreement are qualified by reference to such agreements, respectively.

     As a condition to the consummation of the Merger Agreement, each of Michaels, StarNet/CEA II and Lenfest has entered into the Voting Agreement pursuant to which each such shareholder has agreed: (a) to vote all shares of the Company's common stock beneficially owned by him or it in favor of, and to cause any holder of record of such shares to vote such shares in favor of, the adoption and approval of the Merger Agreement and the Merger at every meeting of the shareholders of the Company (or any solicitation of consents in lieu thereof) at which such matters are considered, and (b) to vote all shares of the Company's common stock beneficially owned by him or it against, and to cause any holder of record of such shares to vote such shares against, any "Acquisition Proposal" (other than the proposal for the Merger) or any other proposal that would compete or interfere with, or delay or inhibit the timely consummation of the Proposed Transaction. An "Acquisition Proposal" is defined in the Merger Agreement as any proposed (i) merger, consolidation or similar transaction involving the Company, (ii) sale, lease or other disposition directly or indirectly by merger, consolidation, share exchange or otherwise of all or any substantial part of the assets of the Company or its subsidiaries, (iii) issue, sale or other disposition of securities representing 25% or more of the voting power of Company stock, or (iv) transaction in which any person acquires beneficial ownership of, or the right to acquire beneficial ownership of 25% or more of the outstanding Company stock.

     The Voting Agreement requires that each shareholder not (i) deposit any shares in a voting trust or other voting agreement unless in furtherance of the Merger or (ii) sell, assign, pledge, grant a lien on or otherwise transfer his or its interest in any shares of the Company's common stock unless the transferee agrees in writing to be bound by the Voting Agreement. The Voting Agreement terminates upon (i) upon the mutual written consent of all parties,
(ii) upon effectiveness of the Merger or (ii) upon termination of the Merger Agreement.

     A copy of the  Voting  Agreement  is filed  with this  Amendment  No. 21 as
Exhibit 99.21.1.

Item 7 of the Original Statement is amended and supplemented as follows:

Item 7.  Material to be filed as Exhibits

         Exhibit 99.21.1 Voting Agreement dated as of August 12, 1997 by and among J. Patrick Michaels, Jr., StarNet/CEA II Partners, H.F. Lenfest and TCI Music, Inc.

     Except as specifically modified, amended or supplemented by this Amendment No. 21, all of the information in the Original Statement is hereby confirmed.

                                 SCHEDULE 13D-A

                                   SIGNATURES

      The undersigned, after reasonable inquiry and to the best of their knowledge and belief, certify that the information set forth in this statement is true, complete, and correct.


CEA INVESTORS PARTNERSHIP II, LTD.,      CEA INVESTORS, INC., a Florida
 a Florida limited partnership           corporation

By: CEA Investors, Inc.,                 By: /S/ David Burns
    General Partner                      -----------------------------------
                                         As:  Vice President

By: /S/ David Burns                      Dated: August 22, 1997
-----------------------------------
As: Vice President

Dated:  August 22, 1997
                                         STARNET/CEA II PARTNERS
                                         By: CEA Investors Partnership II,
                                               Ltd., a Florida Limited
                                               Partnership, its General Partner
/S/ J. Patrick Michaels, Jr.
-----------------------------------
J. Patrick Michaels, Jr.                 By:  CEA Investors, Inc.,
                                                General Partner

Dated: August 22, 1997
                                         By:   /S/ David Burns
                                         ---------------------------------------
                                         As:  Vice President

                                         Dated: August 22, 1997


                          See Exhibit Index (attached)

                                  EXHIBIT INDEX


Exhibit No.                                          Description of Document

         Exhibit 99.21.1 Voting Agreement dated as of August 12, 1997 by and among J. Patrick Michaels, Jr., StarNet/CEA II Partners, H.F. Lenfest and TCI Music, Inc.